

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

March 18, 2009

Mr. Brent Petterson
Chief Financial Officer
Newcastle Resources, Ltd.
475 Howe Street, Suite 605
Vancouver, British Columbia, CANADA V6C 2B3

> **Re: Newcastle Resources, Ltd.,**
> **formerly known as Pan American Gold Corporation**
> **Form 20-F/A for Fiscal Year Ended December 31, 2007**
> **Filed March 11, 2009**
> **File No. 0-50112**

Dear Mr. Petterson:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Chris White
Branch Chief